Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

02 FEB -8 AM 8:51

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

8 January 2002

**SEC EXEMPTION NO 82-2692**

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

02015027

SUPPL

Dear Sir/Madam

**SOUTHCORP LIMITED - FILE 82-2692**

We enclose herewith for filing a copy of notice that were lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
**COMPANY SECRETARY**

Encl

cc: Mark R. Saunders, Greenberg Traurig

SOUTHCORP
*Southcorp Limited ABN 80 007 722 643*
*403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia*

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

8 January 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
Level 10
20 Bond Street
Sydney NSW 2000

Dear Sir/Madam

**NOTICE OF DIRECTORS' INTERESTS**

Pursuant to Listing Rule 3.19A.1 and Sections 205G(4) and 205G(1)(a) of the Corporations Act, enclosed please find notices of director's interests for the following directors:

R H Allert
R I Oatley
K M Lambert
T B Finn
R F E Warburton
S Gerlach
H A Lynch
D R Argus
A G Oatley

Yours faithfully
**SOUTHCORP LIMITED**

M M HUDSON
**COMPANY SECRETARY**

Encl.

## Part 3 – Director's interests in contracts

| | |
|---|---|
| Detail of contract | N/A |
| Nature of interest | N/A |
| Name of registered holder<br>(if issued securities) | N/A |
| No. and class of securities to which interest relates | N/A |

+ See chapter 19 for defined terms.

## Part 3 – Director's interests in contracts

| | |
|---|---|
| Detail of contract | N/A |
| Nature of interest | N/A |
| Name of registered holder (if issued securities) | N/A |
| No. and class of securities to which interest relates | N/A |

+ See chapter 19 for defined terms.

## Part 3 – Director's interests in contracts

| | |
|---|---|
| Detail of contract | N/A |
| Nature of interest | N/A |
| Name of registered holder (if issued securities) | N/A |
| No. and class of securities to which interest relates | N/A |

+ See chapter 19 for defined terms.

## Part 3 – Director's interests in contracts

| | |
|---|---|
| Detail of contract | N/A |
| Nature of interest | N/A |
| Name of registered holder (if issued securities) | N/A |
| No. and class of securities to which interest relates | N/A |

+ See chapter 19 for defined terms.

## Part 3 – Director's interests in contracts

| | |
|---|---|
| Detail of contract | N/A |
| Nature of interest | N/A |
| Name of registered holder (if issued securities) | N/A |
| No. and class of securities to which interest relates | N/A |

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

| | |
|---|---|
| Detail of contract | N/A |
| Nature of interest | N/A |
| Name of registered holder (if issued securities) | N/A |
| No. and class of securities to which interest relates | N/A |

+ See chapter 19 for defined terms.

## Part 3 – Director's interests in contracts

| | |
|---|---|
| Detail of contract | N/A |
| Nature of interest | N/A |
| Name of registered holder (if issued securities) | N/A |
| No. and class of securities to which interest relates | N/A |

+ See chapter 19 for defined terms.

## Part 3 – Director's interests in contracts

| | |
|---|---|
| Detail of contract | N/A |
| Nature of interest | N/A |
| Name of registered holder (if issued securities) | N/A |
| No. and class of securities to which interest relates | N/A |

+ See chapter 19 for defined terms.

## Part 3 – Director's interests in contracts

| | |
|---|---|
| Detail of contract | N/A |
| Nature of interest | N/A |
| Name of registered holder (if issued securities) | N/A |
| No. and class of securities to which interest relates | N/A |

+ See chapter 19 for defined terms.

Penfolds

Australia's Most Famous Wine

ROSEMOUNT ESTATE

The prestige wine of Australia

LINDEMANS

making life more enjoyable

8 January 2002

**SEC EXEMPTION NO 82-2692**

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

Dear Sir/Madam

**SOUTHCORP LIMITED - FILE 82-2692**

We enclose herewith for filing a copy of notice that were lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

P.P. M M HUDSON
**COMPANY SECRETARY**

Encl

cc: Mark R. Saunders, Greenberg Traurig

SOUTHCORP

*Southcorp Limited ABN 80 007 722 643*

*403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia*

*Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100*

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

Facsimile 1300 300 021

8 January 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

**ALLOTMENT OF SHARES ON EXERCISE OF OPTIONS**

We advise that 35,000 additional fully paid ordinary shares in the capital of the Company were allotted on the exercise of options pursuant to the Southcorp Executive Share and Option Plan, as follows:

| Date Shares Allotted | Number of Shares | Option Exercise Price | Date Options Granted |
|---|---|---|---|
| 21 December 2001 | 25,000 | $5.17 | 30 October 1998 |
| 3 January 2002 | 10,000 | $5.17 | 30 October 1998 |

Application will be made for quotation of the shares by Australian Stock Exchange Limited.

In addition, we advise that due to the cessation of employment of participants in the Southcorp Executive Share and Option Plan, options to acquire additional fully paid ordinary shares in the capital of the Company have been cancelled in accordance with the rules of the Plan, as follows:

| Date Options Granted | Exercise Price | Date Options Cancelled | No. Options Cancelled |
|---|---|---|---|
| 30 October 1998 | $5.17 | 3 January 2002 | 25,000 |

Yours faithfully
SOUTHCORP LIMITED

P.P M M HUDSON
**COMPANY SECRETARY**

SOUTHCORP
*Southcorp Limited ABN 80 007 722 643*
*403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia*
*Telephone: +61 2 9465 1000 Facsimile: +61 2 9465 1100*